Press Release Source: Managed High Income Portfolio Inc.


Managed High Income Portfolio Inc. Announces Fee Reduction
Thursday August 18, 5:00 pm ET


NEW YORK--(BUSINESS WIRE)--Aug. 18, 2005--Managed High Income
Portfolio Inc.
(the "Fund"), which is traded on the New York Stock Exchange under the symbol
 "MHY," announced today that the Fund's Board of Directors has approved a management proposal to reduce the investment advisory and administration fees paid by the Fund to Smith Barney Fund Management Inc.
("SBFM"),
 the Fund's investment adviser and administrator. Under the new fee schedule, the Fund will pay aggregate management fees at the rate of
 0.80% per annum, which represents a reduction of 0.30% per annum from the current fee schedule. The new fee schedule will be effective
Oct 1, 2005.
 The Fund, a diversified investment management company, is managed by SBFM, an indirect wholly owned subsidiary of Citigroup Inc.

For more information, call 1-888-735-6507.